INVESTMENT COMPANY BLANKET BOND
St. Paul Fire and Marine Insurance Company
St. Paul, Minnesota 55102-1396
(A Stock Insurance Company, herein called Underwriter)
DECLARATIONS	BOND NO. 490PB2344

Item 1. Narne of Insured (herein called Insured):
SENTINEL GROUP FUNDS, INC.
Principal Address:
One National Life Drive
Montpelier, VT 05604

Item 2. Bond Period from 12:01 a.m. on 07/29/09 to 12:01 a.m.	on 07/29/2010 the
effective date of the termination or cancellation of the bond, standard time at the
Principal Address as to each of said dates.

Item 3. Limit of Liability
Subject to Sections 9, 10, and 12 hereof:
		Deductible
	Limit of Liability	Amount
Insuring Agreement A - FIDELITY	$15,000,000	$15,000
Insuring Agreement B - AUDIT EXPENSE	$25,000	$0
Insuring Agreement C - PREMISES	$15,000,000	$15,000
Insuring Agreement D - TRANSIT	$15,000,000	$15,000
Insuring Agreement E - FORGERY OR ALTERATION	$15,000,000	$15,000
Insuring Agreement F - SECURITIES	$15,000,000	$15,000
Insuring Agreement G - COUNTERFEIT CURRENCY	$15,000,000	$15,000
Insuring Agreement H - STOP PAYMENT	$100,000	$15,000
Insuring Agreement I - UNCOLLECTIBLE ITEMS OF DEPOSIT	$100,000	$15,000
OPTIONAL COVERAGES ADDED BY RIDER:
(G) COMPUTER SYSTEMS	$15,000,000	$15,000
(H) VOICE - INITIATED TRANSACTIONS	$15,000,000	$15,000
(I) FACIMILE SIGNATURES	$15,000,000	$15,000

If "Not Covered" is inserted above opposite any specified Insuring Agreement or
Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4. Offices or Premises Covered - Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General
Agreement A. All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: N/A

ICB001 Rev. 7/04
© 2004 The Travelers Companies, Inc.		Page 1 of 2

Item 5. The liability of the Underwriter is subject to the terms of the following endorsements or riders attached hereto: Endorsements or Riders No. 1 through

Interpretive Letter 1,		ICB001 Rev.	7/04,	ICB010 Ed.	7-04,	ICB011 Ed.	7-04,
ICB0l4 Ed.	7-04,	ICB0l5 Ed.	7-04,	ICB0l6 Ed.	7-04,	ICB026 Ed.	7-04,
ICB030 Ed.	7-04,	ICB032 Ed.	7-04,	ICB033 Ed.	7-04,	ICB034 Ed.	7-04,
ICB035 Ed.	7-04,	ICB036 Ed.	7-04,	ICB041 Ed.	7-04,	ICB042 Ed.	7-04,
ICB064 Ed.	7-04,	MEL2555 Ed.	3-05,	MEL3281 Ed.	5/05,	MEL3983Ed.	2/06,
MEL5282 Ed.	07/07

Item 6. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bonds or policy(ies) No.(s) 490PBl983 such termination or cancellation to be effective as of the time this bond becomes effective.

IN WITNESS WHEREOF, the Company has caused this bond to be signed by its President and Secretary and countersigned by a duly authorized representative of the Company

Countersigned:	ST. PAUL FIRE AND MARINE INSURANCE COMPANY

ICB001 Rev. 7/04
© 2004 The Travelers Companies, Inc.	Page 2 of 2

INVESTMENT COMPANY BLANKET BOND

The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the
General Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with the Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item
3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond
Period, to indemnify and hold harmless the Insured for:

INSURING AGREEMENTS

(A)	FIDELITY	and the liability under this paragraph shall be in
addition to the Limit of Liability stated in
	Loss resulting from any dishonest or fraudulent	Insuring Agreement (A) in Item 3 of the
	act(s), including Larceny or Embezzlement,	Declarations.
committed by an Employee, committed anywhere
	and whether committed alone or in collusion	(C) ON PREMISES
	with others, including loss of Property resulting	Loss of Property (occurring with or without
	from such acts of an Employee, which Property is	negligence or violence) through robbery,
	held by the Insured for any purpose or in any	burglary, Larceny, theft, holdup, or other
	capacity and whether so held gratuitously or not	fraudulent means, misplacement, mysterious
	and whether or not the Insured is liable therefor.	unexplainable disappearance, damage thereto or
	Dishonest or fraudulent act(s) as used in this	destruction thereof, abstraction or removal from
	Insuring Agreement shall mean only dishonest or	the possession, custody or control of the Insured,
	fraudulent act(s) committed by such Employee	and loss of subscription, conversion, redemption
	with the manifest intent:	or deposit privileges through the misplacement or
loss of Property, while the Property is (or is
	(a) to cause the Insured to sustain such loss; and	supposed or believed by the Insured to be)
lodged or deposited within any offices or
	(b) to obtain financial benefit for the Employee,	premises located anywhere, except in an office
	or for any other Person or organization	listed in Item 4 of the Declarations or
	intended by the Employee to receive such	amendment thereof or in the mail or with a
	benefit, other than salaries, commissions,	carrier for hire, other than an armored motor
	fees, bonuses, promotions, awards, profit	vehicle company, for the purpose of
	sharing, pensions or other employee benefits	transportation.
earned in the normal course of employment.

(B)	AUDIT EXPENSE	Office and Equipment

	Expense incurred by the Insured for that part of	(1) loss of or damage to furnishings, fixtures,
	the costs of audits or examinations required by	stationery, supplies or equipment, within any
	any governmental regulatory authority to be	of the Insured's offices covered under this
	conducted either by such authority or by an	bond caused by Larceny or theft in, or by
	independent accountant by reason of the	burglary, robbery or hold-up of, such office,
	discovery of loss sustained by the Insured	or attempt thereat, or by vandalism or
	through any dishonest or fraudulent act(s),	malicious mischief; or
including Larceny or Embezzlement, of any of
	the Employees. The total liability of the	(2) loss through damage to any such office by
	Underwriter for such expense by reason of such	Larceny or theft in, or by burglary, robbery
	acts of any Employee or in which such Employee	or hold-up of, such office, or attempt thereat,
	is concerned or implicated or with respect to any	or to the interior of any such office by
	one audit or examination is limited to the amount	vandalism or malicious mischief provided, in
	stated opposite Audit Expense in Item 3 of the	any event, that the Insured is the owner of
	Declarations; it being understood, however, that	such offices, furnishings, fixtures, stationery,
	such expense shall be deemed to be a loss	supplies or equipment or is legally liable for
	sustained by the Insured through any dishonest	such loss or damage always excepting,
	or fraudulent act(s), including Larceny or	however, all loss or damage through fire.
	Embezzlement, of one or more of the Employees,	(D) IN TRANSIT

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© 2004 The Travelers Companies, Inc.

Loss of Property (occurring with or without			excluding, however, any loss covered under
negligence or violence) through robbery, Larceny,			Insuring Agreement (F) hereof whether or not
theft, hold-up, misplacement, mysterious			coverage for Insuring Agreement (F) is provided
unexplainable disappearance, being lost or			for in the Declarations of this bond .
otherwise made away with, damage thereto or
destruction thereof, and loss of subscription,			Any check or draft (a) made payable to a
conversion, redemption or deposit privileges			fictitious payee and endorsed in the name of such
through the misplacement or loss of Property,			fictitious payee or (b) procured in a transaction
while the Property is in transit anywhere in the			with the maker or drawer thereof or with one
custody of any person or persons acting as			acting as an agent of such maker or drawer or
messenger, except while in the mail or with a			anyone impersonating another and made or
carrier for hire, other than an armored motor			drawn payable to the one so impersonated and
vehicle company, for the purpose of			endorsed by anyone other than the one
transportation, such transit to begin immediately			impersonated, shall be deemed to be forged as to
upon receipt of such Property by the transporting			such endorsement.
person or persons, and to end immediately upon			Mechanically reproduced facsimile signatures are
delivery thereof at destination.			treated the same as handwritten signatures .

(E) FORGERY OR ALTERATION		(F)	SECURITIES

Loss through Forgery or alteration of or on:			Loss sustained by the Insured, including loss
(1) any bills of exchange, checks, drafts,			sustained by reason of a violation of the
acceptances, certificates of deposit,			constitution by-laws, rules or regulations of any
promissory notes, or other written promises,			Self Regulatory Organization of which the
orders or directions to pay sums certain in			Insured is a member or which would have been
money, due bills, money orders, warrants,			imposed upon the Insured by the constitution,
orders upon public treasuries, letters of			by-laws, rules or regulations of any Self
credit; or			Regulatory Organization if the Insured had been
(2) other written instructions, advices or			a member thereof,
applications directed to the Insured,			(1) through the Insured's having, in good faith
authorizing or acknowledging the transfer,			and in the course of business, whether for its
payment, delivery or receipt of funds or			own account or for the account of others, in
Property, which instructions, advices or			any representative, fiduciary, agency or any
applications purport to have been signed or			other capacity, either gratuitously or
endorsed by any:			otherwise, purchased or otherwise acquired,
accepted or received, or sold or delivered or
(a) customer of the Insured, or			given any value, extended any credit or
(b) shareholder or subscriber to shares			assumed any liability, on the faith of, or
whether certificated or uncertificated, of			otherwise acted upon, any securities,
any Investment Company, or			documents or other written instruments
(c) financial or banking institution or			which prove to have been:
stockbroker,			(a) counterfeited, or
but which instructions, advices or			(b) forged as to the signature of any maker,
applications either bear the forged signature			drawer, issuer, endorser assignor lessee
or endorsement or have been altered without			transfer agent or registrar, acceptor
the knowledge and consent of such customer			surety or guarantor or as to the signature
shareholder or subscriber to shares, or			of any person signing in any other
financial or banking institutionor or			capacity, or
stockbroker; or			(c) raised or otherwise altered or lost or
(3) withdrawal orders or receipts for the			stolen, or
withdrawal of funds or Property, or receipts			(2) through the Insured's having, in good faith
or certificates of deposit for Property and			and in the course of business, guaranteed in
bearing the name of the Insured as issuer or			writing or witnessed any signatures whether
of another Investment Company for which			for valuable consideration or not and whether
the Insured acts as agent,			or not such guaranteeing or witnessing is
ultra vires the Insured, upon any transfers,

ICB005 Ed. 7-04	2 of 12

© 2004 The Travelers Companies, Inc.

assignments, bills of sale, powers of attorney,	For having either complied with or failed to
guarantees, endorsements or other	comply with any written notice of any
obligations upon or in connection with any	customer, shareholder or subscriber of the
securities, documents or otherwritten	Insured or any Authorized Representative of
instruments and which pass or purport to	such customer, shareholder or subscriber to
pass title to such securities, documents or	stop payment of any check or draft made or
other written instruments; excluding losses	drawn by such customer, shareholder or
caused by Forgery or alteration of, on or in	subscriber or any Authorized Representative
those instruments covered under Insuring	of such customer, shareholder or subscriber,
Agreement (E) hereof.	or
Securities, documents or other written	For having refused to pay any check or draft
instruments shall be deemed to mean original	made or drawn by any customer, shareholder
(including original counterparts) negotiable or	or subscriber of the Insured or any
non-negotiable agreements which in and of	Authorized Representative of such customer,
themselves represent an equitable interest,	shareholder or subscriber.
ownership, or debt, including an assignment
thereof, which instruments are, in the ordinary	(I)	UNCOLLECTIBLE ITEMS OF DEPOSIT
course of business, transferable by delivery of	Loss resulting from payments of dividends or
such agreements with any necessary endorsement	fund shares, or withdrawals permitted from any
or assignment.	customer's, shareholder's, or subscriber's account
based upon Uncollectible Items of Deposit of a
The word "counterfeited" as used in this	customer, shareholder or subscriber credited by
Insuring Agreement shall be deemed to mean any	the Insured or the Insured's agent to such
security, document or other written instrument	customer's, shareholder's or subscriber's Mutual
which is intended to deceive and to be taken for	Fund Account; or loss resulting from an Item of
an original.	Deposit processed through an Automated
Mechanically reproduced facsimile signatures are	Clearing House which is reversed by the
treated the same as handwritten signatures.	customer, shareholder or subscriber and deemed
uncollectible by the Insured.
(G) COUNTERFEIT CURRENCY	Loss includes dividends and interest accrued not
Loss through the receipt by the Insured, in good	to exceed 15% of the Uncollectible Items which
faith, of any counterfeited money orders or	are deposited.
altered paper currencies or coin of the United	This Insuring Agreement applies to all Mutual
States of America or Canada issued or purporting	Funds with "exchange privileges" if all Fund(s)
to have been issued by the United States of	in the exchange program are insured by the
America or Canada or issued pursuant to a	Underwriter for Uncollectible Items of Deposit.
United States of America or Canada statute for	Regardless of the number of transactions between
use as currency.	Fund(s), the minimum number of days of deposit
within the Fund(s) before withdrawal as declared
(H) STOP PAYMENT	in the Fund(s) prospectus shall begin from the
Loss against any and all sums which the Insured	date a deposit was first credited to any Insured
shall become obligated to pay by reason of the	Fund(s) .
liability imposed upon the Insured by law for
damages:

GENERAL AGREEMENTS

A. ADDITIONAL OFFICES OR EMPLOYEES -	in the number of Employees at any of the
CONSOLIDATION OR MERGER - NOTICE	offices covered hereunder need be given and
(1) If the Insured shall, while this bond is in	no additional premium need be paid for the
force, establish any additional office or	remainder of such premium period.
offices, such offices shall be automatically
covered hereunder from the dates of their	(2) If an Investment Company, named as
establishment, respectively. No notice to the	Insured herein, shall, while this bond is in
Underwriter of an increase during any	force, merge or consolidate with, or purchase
premium period in the number of offices or	the assets of another institution, coverage for
such acquisition shall apply automatically

ICB005 Ed. 7-04	3 of 12
© 2004 The Travelers Companies, Inc.

	from the date of acquisition. The Insured	agreed statement of facts, that an Employee
	shall notify the Underwriter of such	would be found guilty of dishonesty if such
	acquisition within 60 days of said date, and	Employee were prosecuted.
	an additional premium shall be computed	The Insured shall promptly give notice to the
	only if such acquisition involves additional	Underwriter of any such suit or legal proceedings
	offices or employees.	and at the request of the Underwriter shall
furnish it with copies of all pleadings and other
B.	WARRANTY	papers therein. At the Underwriter's election the
Insured shall permit the Underwriter to conduct
	No statement made by or on behalf of the	the defense of such suit or legal proceeding, in
	Insured, whether contained in the application or	the Insured's name, through attorneys of the
	otherwise, shall be deemed to be a warranty of	Underwriter's selection. In such event, the
	anything except that it is true to the best of the	Insured shall give all reasonable information and
	knowledge and belief of the person making the	assistance which the Underwriter shall deem
	statement.	necessary to the proper defense of such suit or
legal proceeding.
C.	COURT COSTS AND ATTORNEYS' FEES	If the amount of the Insured's liability or alleged
liability is greater than the amount recoverable
	(Applicable to all Insuring Agreements or	under thisbond, or if a Deductible Amount is
	Coverages now or hereafter forming part of this	applicable,or both, the liability of the
	bond)	Underwriter under this General Agreement is
	The Underwriter will indemnify the Insured	limited to the proportion of court costs and
	against court costs and reasonable attorneys' fees	attorneys' fees incurred and paid by the Insured
	incurred and paid by the Insured in defense,	or by the Underwriter that the amount
	whether or not successful, whether or not fully	recoverable under this bond bears to the total of
	litigated on the merits and whether or not	such amount plus the amount which is not so
	settled, of any suit or legal proceeding brought	recoverable. Such indemnity shall be in addition
	against the Insured to enforce the Insured's	to the Limit of Liability for the applicable
	liability or alleged liability on account of any loss,	Insuring Agreement or Coverage.
claim or damage which, if established against the
	Insured, would constitute a loss sustained by the	D. FORMER EMPLOYEE
Insured covered under the terms of this bond
	provided, however, that with respect to Insuring	Acts of an Employee, as defined in this bond, are
	Agreement (A) this indemnity shall apply only in	covered under Insuring Agreement (A) only while
	the event that:	the Employee is in the Insured's employ. Should
	(1) an Employee admits to being guilty of any	loss involving a former Employee of the Insured
	dishonest or fraudulent act(s), including	be discovered subsequent to the termination of
	Larceny or Embezzlement; or	employment, coverage would still apply under
	(2) an Employee is adjudicated to be guilty of	Insuring Agreement (A) if the direct proximate
	any dishonest or fraudulent act(s), including	cause of the loss occurred while the former
	Larceny or Embezzlement;	Employee performed duties within the scope of
	(3) in the absence of (1) or (2) above an	his/her employment.
arbitration panel agrees, after a review of an

THE FOREGOING INSURING AGREEMENTS AND GENERAL

AGREEMENTS ARE SUBJECT TO THE FOLLOWING

CONDITIONS AND LIMITATIONS:

SECTION 1.	DEFINITIONS
The following terms, as used in this bond have the		(2) any of the officers or employees of any
respective meanings stated in this Section:		predecessor of the Insured whose principal
(a)	"Employee" means:	assets are acquired by the Insured by
	(1) any of the Insured's officers, partners, or	consolidation or merger with, or purchase of
	employees, and	assets or capital stock of, such predecessor,
and

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© 2004 The Travelers Companies, Inc.

(3)	attorneys retained by the Insured to perform		such Investment Company, provided that only
	legal services for the Insured and the		Employees or partners of a transfer agent,
	employees of such attorneys while such		shareholder accounting record-keeper or
	attorneys or employees of such attorneys are		administrator which is an affiliated person, as
	performing such services for the Insured, and		defined in the Investment Company Act of 1940,
(4)	guest students pursuing their studies or		of an Investment Company named as Insured or
	duties in any of the Insured's offices, and		is an affiliated person of the advisor, underwriter
(5)	directors or trustees of the Insured, the		or administrator of such Investment Company,
	investment advisor, underwriter (distributor),		and which is not a bank, shall be included within
	transfer agent, or shareholder accounting		the definition of Employee.
	record keeper, or administrator authorized by		Each employer of temporary personnel or
	written agreement to keep financial and/or		processors as set forth in sub-sections (6) and (7)
	other required records, but only while		of Section l(a) and their partners, officers and
	performing acts coming within the scope of		employees shall collectively be deemed to be one
	the usual duties of an officer or employee or		person for all the purposes of this bond,
	while acting as a member of any committee		excepting, however, the last paragraph of Section
	duly elected or appointed to examine or		13.
	audit or have custody of or access to the		Brokers,or other agents under contract or
	Property of the Insured, and		representatives of the same general character
(6)	any individual or individuals assigned to		shall not be considered Employees.
	perform the usual duties of an employee	(b)	"Property" means money (i.e. currency, coin,
	within the premises of the Insured, by		bank notes, Federal Reserve notes), postage and
	contract, or by any agency furnishing		revenue stamps, U.S. Savings Stamps, bullion,
	temporary personnel on a contingent or part-		precious metals of all kinds and in any form and
	time basis, and		articles made therefrom, jewelry, watches,
(7)	each natural person, partnership or		necklaces, bracelets, gems, precious and
	corporation authorized by written agreement		semi-precious stones, bonds, securities, evidences
	with the Insured to perform services as		of debts, debentures, scrip, certificates, interim
	electronic data processor of checks or other		receipts, warrants, rights, puts, calls, straddles,
	accounting records of the Insured, but		spreads, transfers, coupons, drafts, bills of
	excluding any such processor who acts as		exchange, acceptances, notes, checks, withdrawal
	transfer agent or in any other agency capacity		orders, money orders, warehouse receipts, bills of
	in issuing checks, drafts or securities for the		lading, conditional sales contracts, abstracts of
	Insured, unless included under sub-section		title, insurance policies, deeds, mortgages under
	(9) hereof, and		real estate and/or chattels and upon interests
therein, and assignments of such policies,
(8)	those persons so designated in Section 15,		mortgages and instruments, and other valuable
	Central Handling of Securities, and		papers, including books of account and other
records used by the Insured in the conduct of its
(9)	any officer, partner, or Employee of:		business, and all other instruments similar to or
	(a) an investment advisor,		in the nature of the foregoing including
	(b) an underwriter (distributor),		Electronic Representations of such instruments
	(c) a transfer agent or shareholder		enumerated above (but excluding all data
	accounting record-keeper, or		processing records) in which the Insured has an
	(d) an administrator authorized by written		interest or in which the Insured acquired or
	agreement to keep financial and/or other		should have acquired an interest by reason of a
	required records,		predecessor's declared financial condition at the
time of the Insured's consolidation or merger
for an Investment Company named as Insured			with, or purchase of the principal assets of, such
while perfonning acts coming within the scope of			predecessor or which are held by the Insured for
the usual duties of an officer or Employee of any			any purpose or in any capacity and whether so
investment Company named as Insured herein,			held gratuitously or not and whether or not the
or while acting as a member of any committee			Insured is liable therefor.
duly elected or appointed to examine or audit or		(c)	"Forgery" means the signing of the name of
have custody of or access to the Property of any			another with intent to deceive; it does not

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© 2004 The Travelers Companies, Inc.

include the signing of one's own name with or			faith or through trick, artifice fraud or false
without authority, in any capacity, for any			pretenses, unless such loss is covered under
purpose .			Insuring Agreement (A), (E) or (F).
(d) "Larceny and Embezzlement" as it applies to any		(f)	loss resulting from any violation by the
named Insured means those acts as set forth in			Insured or by any Employee:
Section 37 of the Investment Company Act of
1940.			(1) of law regulating (a) the issuance,
(e) "Items of Deposit" means anyone or more			purchase or sale of securities, (b)
checks and drafts. Items of Deposit shall not be			securities transactions upon Security
deemed uncollectible until the Insured's			Exchanges or over the counter market,
collection procedures have failed.			(c) Investment Companies, or (d)
SECTION 2. EXCLUSIONS			Investment Advisors, or
THIS BOND, DOES NOT COVER:			(2) of any rule or regulation made pursuant
(a) loss effected directly or indirectly by means			to any such law.
of forgery or alteration of, on or in any			unless such loss, in the absence of such laws,
instrument, except when covered by Insuring			rules or regulations, would be covered under
Agreement (A), (E), (F) or (G).			Insuring Agreements (A) or (E).
(b) loss due to riot or civil commotion outside		(g)	loss of Property or loss of privileges through
the United States of America and Canada; or			the misplacement or loss of Property as set
loss due to military, naval or usurped power,			forth in Insuring Agreement (C) or (D) while
war or insurrection unless such loss occurs in			the Property is in the custody of any armored
transit in the circumstances recited in			motor vehicle company, unless such loss shall
Insuring Agreement (D), and unless, when			be in excess of the amount recovered or
such transit was initiated, there was no			received by the Insured under (a) the
knowledge of such riot, civil commotion,			Insured's contract with said armored motor
military, naval or usurped power, war or			vehicle company, (b) insurance carried by
insurrection on the part of any person acting			said armored motor vehicle company for the
for the Insured in initiating such transit.			benefit of users of its service, and (c) all
(c) loss, in time of peace or war, directly or			other insurance and indemnity in force in
indirectly caused by or resulting from the			whatsoever form carried by or for the benefit
effects of nuclear fission or fusion or			of users of said armored motor vehicle
radioactivity; provided, however, that this			company's service, and then this bond shall
paragraph shall not apply to loss resulting			cover only such excess.
from industrial uses of nuclear energy.		(h)	potential income, including but not limited
(d) loss resulting from any wrongful act or acts			to interest and dividends, not realized by the
of any person who is a member of the Board			Insured because of a loss covered under this
of Directors of the Insured or a member of			bond, except as included under Insuring
any equivalent body by whatsoever name			Agreement (I).
known unless such person is also an		(i)	all damages of any type for which the
Employee or an elected official, partial			Insured is legally liable, except direct
owner or partner of the Insured in some			compensatory damages arising from a loss
other capacity, nor, in any event, loss			covered under this bond .
resulting from the act or acts of any person		(j)	loss through the surrender of Property away
while acting in the capacity of a member of			from an office of the Insured as a result of a
such Board or equivalent body.			threat:
(e) loss resulting from the complete or partial			(1) to do bodily harm to any person, except
non-payment of, or default upon, any loan or			loss of Property in transit in the custody
transaction in the nature of, or amounting to,			of any person acting as messenger
a loan made by or obtained from the Insured			provided that when such transit was
or any of its partners, directors or			initiated there was no knowledge by the
Employees, whether authorized or			Insured of any such threat, or
unauthorized and whether procured in good

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(2) to do damage to the premises or		Underwriter written notice thereof and shall also
Property of the Insured, except when		within six months after such discovery furnish to the
covered under Insuring Agreement (A).		Underwriter affirmative proof of loss with full
(k) all costs, fees and other expenses incurred by		particulars. If claim is made under this bond for loss
the Insured in establishing the existence of or		of securities or shares, the Underwriter shall not be
amount of loss covered under this bond		liable unless each of such securities or shares is
unless such indemnity is provided for under		identified in such proof of loss by a certificate or
Insuring Agreement (B).		bond number or, where such securities or shares are
(1) loss resulting from payments made or		uncertificated, by such identification means as agreed
withdrawals from the account of a customer		to by the Underwriter. The Underwriter shall have
of the Insured, shareholder or subscriber to		thirty days after notice and proof of loss within which
shares involving funds erroneously credited		to investigate the claim, but where the loss is clear
to such account, unless such payments are		and undisputed, settlement shall be made within
made to or withdrawn by such depositors or		forty-eight hours; and this shall apply notwithstanding
representative of such person, who is within		the loss is made up wholly or in part of securities of
the premises of the drawee bank of the		which duplicates may be obtained. Legal
Insured or within the office of the Insured at		proceedings for recovery of any loss hereunder shall
the time of such payment or withdrawal or		not be brought prior to the expiration of sixty days
unless such payment is covered under		after such proof of loss is filed with the Underwriter
Insuring Agreement (A).		nor after the expiration of twenty-four months from
(m) any loss resulting from Uncollectible Items of		the discovery of such loss, except that any action or
Deposit which are drawn from a financial		proceedings to recover hereunder on account of any
institution outside the fifty states of the		judgment against the Insured in any suit mentioned
United States of America, District of		in General Agreement C or to recover attorneys' fees
Columbia, and territories and possessions of		paid in any such suit, shall be begun within twenty-
the United States of America, and Canada.		four months from the date upon which the judgment
SECTION 3.	ASSIGNMENT OF RIGHTS	in such suit shall become final. If any limitation
This bond does not afford coverage in favor of any		embodied in this bond is prohibited by any law
Employers of temporary personnel or of processors as		controlling the construction hereof, such limitation
set forth in sub-sections (6) and (7) of Section l(a) of		shall be deemed to be amended so as to be equal to
this bond, as aforesaid, and upon payment to the		the minimum period of limitation permitted by such
Insured by the Underwriter on account of any loss		law.
through dishonest or fraudulent act(s) including		Discovery occurs when the Insured:
Larceny or Embezzlement committed by any of the		(a) becomes aware of facts, or
partners, officers or employees of such Employers,		(b) receives written notice of an actual or
whether acting alone or in collusion with others, an		potential claim by a third party which alleges
assignment of such of the Insured's rights and causes		that the Insured is liable under
of action as it may have against such Employers by		circumstances,
reason of such acts so committed shall, to the extent		which would cause a reasonable person to assume
of such payment, be given by the Insured to the		that a loss covered by the bond has been or will be
Underwriter, and the Insured shall execute all papers		incurred even though the exact amount or details of
necessary to secure to the Underwriter the rights		loss may not be then known.
herein provided for.
		SECTION 5.	VALUATION OF PROPERTY
SECTION 4. LOSS - NOTICE - PROOF -		The value of any Property, except books of accounts
LEGAL PROCEEDINGS		or other records used by the Insured in the conduct
of its business, for the loss of which a claim shall be
This bond is for the use and benefit only of the		made hereunder, shall be determined by the average
Insured named in the Declarations and the		market value of such Property on the business day
Underwriter shall not be liable hereunder for loss		next preceding the discovery of such loss; provided,
sustained by anyone other than the Insured unless		however, that the value of any Property replaced by
the Insured, in its sole discretion and at its option,		the Insured prior to the payment of claim therefor
shall include such loss in the Insured's proof of loss.		shall be the actual market value at the time of
At the earliest practicable moment after discovery of		replacement; and further provided that in case of a
any loss hereunder the Insured shall give the		loss or misplacement of interim certificates, warrants,

ICB005 Ed. 7-04	7 of 12
© 2004 The Travelers Companies, Inc.

rights, or other securities, the production of which is		indemnify the Underwriter against all loss or expense
necessary to the exercise of subscription, conversion,		that the Underwriter may sustain because of the
redemption or deposit privileges, the value thereof		issuance of such Lost Instrument Bond or Bonds.
shall be the market value of such privileges		With Respect to securities the value of which exceeds
immediately preceding the expiration thereof if said		the Deductible Amount (at the time of discovery of
loss or misplacement is not discovered until after		the loss) and for which the Underwriter may issue or
their expiration. If no market price is quoted for		arrange for the issuance of a Lost Instrument Bond or
such Property or for such privileges, the value shall		Bonds to effect replacement thereof, the Insured
be fixed by agreement between the parties or by		agrees that it will pay as premium therefor a
arbitration.		proportion of the usual premium charged therefor,
In case of any loss or damage to Property consisting		said proportion being equal to the percentage that
of books of accounts or other records used by the		the Deductible Amount bears to the value of the
Insured in the conduct of its business, the		securities upon discovery of the loss, and that it will
Underwriter shall be liable under this bond only if		indemnify the issuer of said Lost Instrument Bond or
such books or records are actually reproduced and		Bonds against all loss and expense that is not
then for not more than the cost of blank books, blank		recoverable from the Underwriter under the terms
pages or other materials plus the cost of labor for the		and conditions of this Investment Company Blanket
actual transcription or copying of data which shall		Bond subject to the Limit of Liability hereunder.
have been furnished by the Insured in order to		SECTION 8. SALVAGE
reproduce such books and other records.		In case of recovery, whether made by the Insured or
SECTION 6. VALUATION OF PREMISES AND		by the Underwriter, on account of any loss in excess
FURNISHINGS		of the Limit of Liability hereunder plus the
In case of damage to any office of the Insured, or loss		Deductible Amount applicable to such loss, from any
of or damage to the furnishings, fixtures, stationery,		source other than suretyship, insurance, reinsurance,
supplies, equipment, safes or vaults therein, the		security or indemnity taken by or for the benefit of
Underwriter shall not be liable for more than the		the Underwriter, the net amount of such recovery,
actual cash value thereof, or for more than the actual		less the actual costs and expenses of making same,
cost of their replacement or repair. The Underwriter		shall be applied to reimburse the Insured in full for
may, at its election, pay such actual cash value or		the excess portion of such loss, and the remainder, if
make such replacement or repair. If the underwriter		any, shall be paid first in reimbursement of the
and the Insured cannot agree upon such cash value		Underwriter and thereafter in reimbursement of the
or such cost of replacement or repair, such shall be		Insuredfor that part of such loss within the
determined by arbitration.		Deductible Amount. The Insured shall execute all
SECTION 7. LOST SECURITIES		necessary papers to secure to the Underwriter the
If the Insured shall sustain a loss of securities the		rights provided for herein.
total value of which is in excess of the limit stated in		SECTION 9. NON-REDUCTION AND NON-
Item 3 of the Declarations of this bond, the liability		ACCUMULATION OF LIABILITY AND TOTAL
of the Underwriter shall be limited to payment for, or		LIABILITY
duplication of, securities having value equal to the		At all times prior to termination hereof, this bond
limit stated in Item 3 of the Declarations of this		shall continue in force for the limit stated in the
bond .		applicable sections of Item 3 of the Declarations of
If the Underwriter shall make payment to the		this bond notwithstanding any previous loss for which
Insured for any loss of securities, the Insured shall		the Underwriter may have paid or be liable to pay
thereupon assign to the Underwriter all of the		hereunder; PROVIDED, however, that regardless of
Insured's rights, title and interest in and to said		the number of years this bond shall continue in force
securities.		and the number or premiums which shall be payable
With respect to securities the value of which do not		or paid, the liability of the Underwriter under this
exceed the Deductible Amount (at the time of the		bond with respect to all loss resulting from:
discovery of the loss) and for which the Underwriter		(a) any one act of burglary, robbery or holdup,
may at its sole discretion and option and at the		or attempt thereat, in which no Partner or
request of the Insured issue a Lost Instrument Bond		Employee is concerned or implicated shall be
or Bonds to effect replacement thereof, the Insured		deemed to be one loss, or
will pay the usual premium charged therefor and will		(b) any one unintentional or negligent act on the
part of any other person resulting in damage

ICB005 Ed. 7-04	8 of 12
© 2004 The Travelers Companies, Inc.

to or destruction or misplacement of		The Underwriter shall not be liable under any of the
Property, shall be deemed to be one loss, or		Insuring Agreements of this bond on account of loss
(c) all wrongful acts, other than those specified		as specified, respectively, in sub-sections (a), (b), (c),
in (a) above, of any one person shall be		(d) and (e) of Section 9, NON-REDUCTION AND
deemed to be one loss, or		NON- ACCUMULATION OF LIABILITY AND
(d) all wrongful acts, other than those specified		TOTAL LIABILITY, unless the amount of such loss,
in (a) above, of one or more persons (which		after deducting the net amount of all reimbursement
dishonest act(s) or act(s) of Larceny or		and/or recovery obtained or made by the Insured,
Embezzlement include, but are not limited		other than from any bond or policy of insurance
to, the failure of an Employee to report such		issued by an insurance company and covering such
acts of others) whose dishonest act or acts		loss, or by the Underwriter on account thereof prior
intentionally or unintentionally, knowingly or		to payment by the Underwriter of such loss, shall
unknowingly, directly or indirectly, aid or		exceed the Deductible Amount set forth in Item 3 of
aids in any way, or permits the continuation		the Declarations hereof (herein called Deductible
of, the dishonest act or acts of any other		Amount), and then for such excess only, but in no
person or persons shall be deemed to be one		event for more than the applicable Limit of Liability
loss with the act or acts of the persons aided,		stated in Item 3 of the Declarations.
or		The Insured will bear, in addition to the Deductible
(e) anyone casualty or event other than those		Amount, premiums on Lost Instrument Bonds as set
specified in (a), (b), (c) or (d) preceding, shall		forth in Section 7.
be deemed to be one loss, and		There shall be no deductible applicable to any loss
shall be limited to the applicable Limit of Liability		under Insuring Agreement A sustained by any
stated in Item 3 of the Declarations of this bond		Investment Company named as Insured herein.
irrespective of the total amount of such loss or losses		SECTION 13. TERMINATION
and shall not be cumulative in amounts from year to		The Underwriter may terminate this bond as an
year or from period to period.		entirety by furnishing written notice specifying the
Sub-section (c) is not applicable to any situation to		termination date, which cannot be prior to 60 days
which the language of sub-section (d) applies.		after the receipt of such written notice by each
SECTION 10. LIMIT OF LIABILITY		Investment Company named as Insured and the
With respect to any loss set forth in the PROVIDED		Securities and Exchange Commission, Washington,
clause of Section 9 of this bond which is recoverable		D.C. The Insured may terminate this bond as an
or recovered in whole or in part under any other		entirety by furnishing written notice to the
bonds or policies issued by the Underwriter to the		Underwriter. When the Insured cancels, the Insured
Insured or to any predecessor in interest of the		shall furnish written notice to the Securities and
Insured and terminated or cancelled or allowed to		Exchange Commission, Washington, D.C., prior to 60
expire and in which the period of discovery has not		days before the effective date of the termination. The
expired at the time any such loss thereunder is		Underwriter shall notify all other Investment
discovered, the total liability of the Underwriter		Companies named as Insured of the receipt of such
under this bond and under other bonds or policies		termination notice and the termination cannot be
shall not exceed, in the aggregate, the amount carried		effective prior to 60 days after receipt of written
hereunder on such loss or the amount available to the		notice by all other Investment Companies.
Insured under such other bonds or policies, as		Premiums are earned until the termination date as
limited by the terms and conditions thereof, for any		set forth herein.
such loss if the latter amount be the larger.		This Bond will terminate as to anyone Insured
SECTION 11. OTHER INSURANCE		immediately upon taking over of such Insured by a
If the Insured shall hold, as indemnity against any		receiver or other liquidator or by State or Federal
loss covered hereunder, any valid and enforceable		officials, or immediately upon the filing of a petition
insurance or suretyship, the Underwriter shall be		under any State or Federal statute relative to
liable hereunder only for such amount of such loss		bankruptcy or reorganization of the Insured, or
which is in excess of the amount of such other		assignment for the benefit of creditors of the Insured,
insurance or suretyship, not exceeding, however, the		or immediately upon such Insured ceasing to exist,
Limit of Liability of this bond applicable to such loss.		whether through merger into another entity, or by
SECTION 12. DEDUCTIBLE		disposition of all of its assets.

ICB005 Ed. 7-04	9 of 12
© 2004 The Travelers Companies, Inc .

The Underwriter shall refund the unearned premium		(b) upon takeover of the Insured's business by
computed at short rates in accordance with the		any State or Federal official or agency, or by
standard short rate cancellation tables if terminated		any receiver or liquidator, acting or
by the Insured or pro rata if terminated for any other		appointed for this purpose without the
reason.		necessity of the Underwriter giving notice of
This Bond shall terminate:		such termination, In the event that such
(a) as to any Employee as soon as any partner,		additional period of time is terminated, as
officer or supervisory Employee of the		provided above, the Underwriter shall refund
Insured, who is not in collusion with such		any unearned premium .
Employee, shall learn of any dishonest or		The right to purchase such additional period for the
fraudulent act(s), including Larceny or		discovery of loss may not be exercised by any State
Embezzlement on the part of such Employee		or Federal official or agency, or by a receiver or
without prejudice to the loss of any Property		liquidator, acting or appointed to take over the
then in transit in the custody of such		Insured's business for the operation or for the
Employee (see Section 16(d)), or		liquidation thereof or for any purpose.
(b) as to any Employee 60 days after receipt by		SECTION 15. CENTRAL HANDLING OF
each Insured and by the Securities and		SECURITIES
Exchange Commission of a written notice		Securities included in the system for the central
from the Underwriter of its desire to		handling of securities established and maintained by
terminate this bond as to such Employee, or		Depository Trust Company, MidwestDepository
(c) as to any person, who is a partner, officer or		Trust Company, Pacific Securities Depository Trust
employee of any Electronic Data Processor		Company, and Philadelphia Depository Trust
covered under this bond, from and after the		Company, hereinafter called Corporations, to the
time that the Insured or any partner or		extent of the Insured's interest therein as effected by
officer thereof not in collusion with such		the making of appropriate entries on the books and
person shall have knowledge or information		records of such Corporations shall be deemed to be
that such person has committed any		Property.
dishonest or fraudulent act(s), including		The words "Employee" and "Employees" shall be
Larceny or Embezzlement in the service of		deemed to include the officers, partners, clerks and
the Insured or otherwise, whether such act		other employees of the New York Stock Exchange,
be committed before or after the time this		Boston Stock Exchange, Midwest Stock Exchange, .
bond is effective.		Pacific Stock Exchange and Philadelphia Stock
SECTION 14. RIGHTS AFTER TERMINATION		Exchange, hereinafter called Exchanges, and of the
OR CANCELLATION		above named Corporations, and of any nominee in
At any time prior to the termination or cancellation		whose name is registered any security included
of this bond as an entirety, whether by the Insured or		within the systems for the central handling of
the Underwriter, the Insured may give the		securities established and maintained by such
Underwriter notice that it desires under this bond an		Corporations, and any employee or any recognized
additional period of 12 months within which to		service company, while such officers, partners, clerks
discover loss sustained by the Insured prior to the		and other employees and employees of service
effective date of such termination or cancellation and		companies perform services for such Corporations in
shall pay an additional premium therefor.		the operation of such systems. For the purpose of the
Upon receipt of such notice from the Insured, the		above definition a recognized service company shall
Underwriter shall give its written consent thereto;		be any company providing clerks or other personnel
provided, however, that such additional period of		to the said Exchanges or Corporations on a contract
time shall terminate immediately:		basis.
(a) on the effective date of any other insurance		The Underwriter shall not be liable on account of any
obtained by the Insured, its successor in		loss(es) in connection with the central handling of
business or any other party, replacing in		securities within the systems established and
whole or in part the insurance afforded by		maintained by such Corporations, unless such loss(es)
this bond, whether or not such other		shall be in excess of the amount(s) recoverable or
insurance provides coverage for loss		recovered under any bond or policy of insurance
sustained prior to its effective date, or		indemnifying such Corporations Against such loss(es),
and then the Underwnter shall be liable hereunder

ICB005 Ed. 7-04	10 of 12
© 2004 The Travelers Companies, Inc.

	only for the Insured's share of such excess loss(es),	receiving of any notice required or permitted
	but in no event for more than the Limit of Liability	to be given by the terms hereof, provided
	applicable hereunder.	that the Underwriter shall furnish each
	For the purpose of determining the Insured's share of	named Investment Company with a copy of
excess loss(es) it shall be deemed that the Insured has		the bond and with any amendment thereto,
	an interest in any certificate representing any security	together with a copy of each formal filing of
included within such systems equivalent to the		the settlement of each such claim prior to the
	interest the Insured then has in all certificates	execution of such settlement;
	representing the same security included within such	(c) the Underwriter shall not be responsible for
	systems and that such Corporations shall use their	the proper application of any payment made
	best judgment in apportioning the amount(s)	hereunder to said first named Insured;
	recoverable or recovered under any bond or policy of	(d) knowledge possessed or discovery made by
	insurance indemnifying such Corporations against	any partner, officer of supervisory Employee
	such loss(es) in connection with the central handling	of any Insured shall for the purposes of
	of securities within such systems among all those	Section 4 and Section 13 of this bond
	having an interest as recorded by appropriate entries	constitute knowledge or discovery by all the
	in the books and records of such Corporations in	Insured; and
	Property involved in such loss(es) on the basis that	(e) if the first named Insured ceases for any
	each such interest shall share in the amount(s) so	reason to be covered under this bond, then
	recoverable or recovered in the ratio that the value of	the Insured next named shall thereafter be
	each such interest bears to the total value all such	considered as the first, named Insured for the
	interests and that the Insured's share of such excess	purposes of this bond.
	loss(es) shall be the amount of the Insured's interest	SECTION 17. NOTICE AND CHANGE OF
	in such Property in excess of the amount(s) so	CONTROL
	apportioned to the Insured by such Corporations.	Upon the Insured obtaining knowledge of a transfer
	This bond does not afford coverage in favor of such	of its outstanding voting securities which results in a
	Corporations or Exchanges or any nominee in whose	change in control (as set forth in Section 2(a) (9) of
	name is registered any security included within the	the Investment Company Act of 1940) of the Insured,
	systems for the central handling of securities	the Insured shall within thirty (30) days of such
	established and maintained by such Corporations,	knowledge give written notice to the Underwriter
	and upon payment to the Insured by the Underwriter	setting forth:
	on account of any loss(es) within the systems, an	(a) the names of the transferors and transferees
	assignment of such of the Insured's rights and causes	(or the names of the beneficial owners if the
	of action as it may have against such Corporations or	voting securities are requested in another
	Exchanges shall to the extent of such payment, be	name), and
	given by the Insured to the Underwriter, and the	(b) the total number of voting securities owned
	Insured shall execute all papers necessary to secure	by the transferors and the transferees (or the
	the Underwriter the rights provided for herein.	beneficial owners), both immediately before
	SECTION 16. ADDITIONAL COMPANIES	and after the transfer, and
	INCLUDED AS INSURED	(c) the total number of outstanding voting
	If more than one corporation, co-partnership or	securities.
	person or any combination of them be included as	As used in this section, control means the power to
	the Insured herein:	exercise a controlling influence over the management
	(a) the total liability of the Underwriter	or policies of the Insured.
	hereunder for loss or losses sustained by any	Failing to give the required notice shall result in
	one or more or all of them shall not exceed	termination of coverage of this bond, effective upon
	the limit for which the Underwriter would be	the date of stock transfer for any loss in which any
	liable hereunder if all such loss were	transferee is concerned or implicated.
	sustained by anyone of them;	Such notice is not required to be given in the case of
	(b) the one first named herein shall be deemed	an Insured which is an Investment Company.
	authorized to make, adjust and receive and	SECTION 18. CHANGE OR MODIFICATION
enforce payment of all claims hereunder and
shall be deemed to be the agent of the others
for such purposes and for the giving or

ICB005 Ed. 7-04	11 of 12
© 2004 The Travelers Companies, Inc.

This bond or any instrument amending or effecting	the Securities and Exchange Commission,
same may not be changed or modified orally. No	Washington, D.C ., by the Insured or by the
changes in or modification thereof shall be effective	Underwriter. If more than one Investment Company
unless made by written endorsement issued to form a	is named as the Insured herein, the Underwriter shall
part hereof over the signature of the Underwriter's	give written notice to each Investment Company and
Authorized Representative. When a bond covers only	to the Securities and Exchange Commission,
one Investment Company no change or modification	Washington, D.C., not less than 60 days prior to the
which would adversely affect the rights of the	effective date of any change or modification which
Investment Company shall be effective prior to 60	would adversely affect the rights of such Investment
days after written notification has been furnished to	Company.

ICB005 Ed. 7-04	12 of 12
© 2004 The Travelers Companies, Inc.

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
	ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
	PART OF BOND OR POLICY NO.	RIDER EXECUTED	12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
	490PB2344	08/12/09	07/29/09
* ISSUED TO
SENTINEL GROUP FUNDS, INC.

Named Insured Endorsement

It is agreed that:

1.	From and after the time this rider becomes effective the Insured under the attached bond are:

Sentinel Group Funds, Inc., Sentinel Tax-Free Income Fund,
Sentinel Balanced Fund, Sentinel Bond Fund, Sentinel Common Stock Fund,
Sentinel Growth Index Fund, Sentinel Government Securities Fund, Sentinel Small
Company Fund, Sentinel International Equity Fund,
Sentinel U.S Treasury Money Market Fund,
Sentinel Short Maturity Government Fund, Sentinel New York Tax-Free Income Fund,
Sentinel Pennsylvania Tax-Free Trust, Sentinel Flex Cap Opportunity Fund,
Sentinel Mid Cap Growth Fund, Sentinel High Yield Bond Fund, Sentinel Capital
Markets Income Fund, Sentinel Variable Products Trust,
Sentinel Variable Products Common Stock Fund, Sentinel Variable Products Mid
Cap Growth Fund, Sentinel Variable Products Small Company Fund, Sentinel
Variable Products Growth Index Fund, Sentinel Growth Leaders Fund,
Sentinel Capital Growth Fund,
Sentinel Sustainable Core Opportunities Fund, Sentinel Sustainable Emerging
Companies Fund

2.	The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3.	Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4.	If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any
Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5.	The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by anyone of the
Insured . Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6.	If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

		By	Copy
Authorized Representative
AGENT
ICB010 Ed. 7-04
© 2004 The St. Paul Travelers Companies, Inc . All Rights Reserved			Page	1 of	1

ENDORSEMENT OR RIDER NO,
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date,
	ATTACHED TO AND FORMING		DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
	PART OF BOND OR POLICY NO.		RIDER EXECUTED	12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
	490PB2344		08/12/09	07/29/09
* ISSUED TO
SENTINEL GROUP FUNDS, INC.

Computer Systems

It is agreed that:

1.	The attached bond is amended by adding an additional Insuring Agreement as follows:

INSURING AGREEMENT G COMPUTER SYSTEMS

Loss resulting directly from a fraudulent
	(1)	entry of data into, or
	(2)	change of data elements or program within a Computer System listed in the SCHEDULE below, provided the fraudulent entry or change causes
		(a)	Property to be transferred, paid or delivered,
		(b)	an account of the Insured, or of its customer, to be added, deleted, debited or credited, or
		(c)	an unauthorized account or a fictitious account to be debited or credited, and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to
			(i)	cause the Insured to sustain a loss, and
			(ii)	obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit.

SCHEDULE

All systems utilized by the Insured

2.	As used in this Rider, Computer System means
		(a)	computers with related peripheral components, including storage components, wherever located,
		(b)	systems and applications software,
		(c)	terminal devices, and
		(d)	related communication networks

by which data are electronically collected, transmitted, processed, stored and retrieved.

3.	In addition to the exclusions in the attached bond, the following exclusions are applicable to this Insuring
Agreement:
		(a)	loss resulting directly or indirectly from the theft of confidential information, material or data; and

ICB011 Ed. 7-04				Page 1 of 2
© 2004 The St. Paul Travelers Companies, Inc . All Rights Reserved

(b) loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply, service, write or implement programs for the Insured's
Computer System.

4.	The following portions of the attached bond are not applicable to this Rider:
(a) the portion preceding the Insuring Agreements which reads "at any time but discovered during the
Bond Period ";
(b) Section 9 NONREDUCTION AND NON-ACCUMULATION OF LIABILITY of the Conditions and
Limitations; and
(c) Section 10 LIMIT OF LIABILITY of the Conditions and Limitations.

5.	The coverage afforded by this Rider applies only to loss discovered by the Insured during the period this Rider is in force .

6.	All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity, in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7.	The Limit of Liability for the coverage provided by this Rider shall be
Fifteen Million

Dollars ($15,000,000), it being understood, however, that such liability shall be a part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond or any amendment thereof.

8.	The Underwriter shall be liable hereunder for the amount by which one loss exceeds the Deductible Amount applicable to the attached bond, but not in excess of the Limit of Liability stated above.

9.	If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under anyone Insuring
Agreement or Coverage.

10.	Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this Rider may also be terminated or canceled without canceling the bond as an entirety
	(a)	60 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or
	(b)	immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

The Underwriter shall refund to the Insured the unearned premium for the coverage under this Rider. The refund shall be computed at short rates if this Rider be terminated or canceled or reduced by notice from, or at the instance of, the Insured.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

	By	Copy
Authorized Representative
AGENT
ICB011 Ed. 7-04	Page 2 of 2
© 2004 The St. Paul Travelers Companies, Inc . All Right Reserved

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
	ATIACHED TO AND FORMING		DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
	PART OF BOND OR POLICY NO.		RIDER EXECUTED		12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
	490PB2344		08/12/09	07/29/09
* ISSUED TO
SENTINEL GROUP FUNDS, INC.

Voice Initiated Transactions

It is agreed that:

1.	The attached bond is amended by inserting an additional Insuring Agreement as follows:

INSURING AGREEMENT H - VOICE-INITIATED TRANSACTIONS

Loss caused by a Voice-initiated Transaction, where the request for such Voice-initiated Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the Bond Period all Designated Procedures with respect to Voice-initiated Redemptions and the Designated Procedures described in paragraph 2f (1) and (3) of this Rider with respect to all other Voice-initiated Transactions. The isolated failure of such entity to maintain and follow a particular Designated Procedure in a particular instance will not preclude coverage under this
Insuring Agreement, subject to the specific exclusions herein and in the Bond.

2.	Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

	a.	"Voice-initiated Transaction" means any Voice-initiated Redemption, Voice-initiated Election,
Voice-initiated Exchange, or Voice-initiated Purchase.

	b.	"Voice-initiated Redemption" means any redemption of shares issued by an Investment Company which is requested by voice over the telephone.

	c.	"Voice-initiated Election" means any election concerning dividend options available to Fund shareholders which is requested by voice over the telephone .

	d.	"Voice-initiated Exchange" means any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested by voice over the telephone .

	e.	"Voice-initiated Purchase" means any purchase of shares issued by an Investment Company which is requested by voice over the telephone .

	f.	"Designated Procedures" means the following procedures:

		(1)	Recordings: All Voice-initiated Transaction requests shall be recorded, and the recordings shall be retained for at least six (6) months . Information contained on the recordings shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85%.

		(2)	Identity Test: The identity of the caller in any request for a Voice-initiated Redemption shall be tested before executing that Voice-initiated Redemption, either by requesting the caller to state a unique identification number or to furnish key specific account information.

		(3)	Written Confirmation: A written confirmation of each Voice-initiated Transaction and of each change of the record address of a Fund shareholder requested by voice over the telephone shall be mailed to the shareholder(s) to whose account such Voice-initiated Transaction or change of address relates, at the original record address (and, in the case of such change of address, at the changed record address) by the end of the Insured's next regular processing cycle, but no later than five (5) business days following such Voice-initiated Transaction or change of address.

ICB014 Ed. 7-04				Page 1 of 2
© 2004 The St. Paul Travelers Companies, Inc . All Rights Reserved

	g.	"Investment Company", or "Fund" means an investment company registered under the Investment
Company Act of 1940.

	h.	"Officially Designated" means or refers to a written designation signed by a shareholder of record of a
Fund, either in such shareholder's initial application for the purchase of Fund shares, with or without a
Signature Guarantee, or in another document with a Signature Guarantee .
	i.	"Signature Guarantee" means a written guarantee of a signature, which guarantee is made by a financial or banking institution whose deposits are insured by the Federal Deposit Insurance Corporation or by a broker which is a member of any national securities exchange registered under the Securities Exchange Act of 1934.

3.	Exclusions. It is further understood and agreed that this Insuring Agreement shall not cover:
	a.	Any loss covered under Insuring Agreement A, "Fidelity", of this Bond; and
	b.	Any loss resulting from:

		(1)	Any Voice-initiated Redemption, where the proceeds of such redemption were requested to be paid or made payable to other than (a) the shareholder of record, or (b) a person Officially Designated to receive redemption proceeds, or (c) a bank account Officially Designated to receive redemption proceeds; or

		(2)	Any Voice-initiated Redemption of Fund shares which had been improperly credited to a shareholder's account, where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or
		(3)	Any Voice-initiated Redemption from any account, where the proceeds of such redemption were requested to be sent (a) to any address other than the record address for such account, or (b) to a record address for such account which was either (i) designated over the telephone fewer than thirty
(30) days prior to such redemption, or (ii) designated in writing less than on (1) day prior to such redemption; or

		(4)	The intentional failure to adhere to one or more Designated Procedures; or
		(5)	The failure to pay for shares attempted to be purchased; or

		(6)	Any Voice-initiated Transaction requested by voice over the telephone and received by an automated system which receives and converts such request to executable instructions.

4.	The total liability of the Underwriter under Insuring Agreement H is limited to the sum of
Fifteen Million Dollars ($15,000,000),
it being understood, however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond or amendment thereof.

5.	With respect to coverage afforded under this Rider the applicable Deductible Amount is
Fiften Thousand Dollars ($15,000).

Nothing herein contailled shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

			By	copy
Authorized Representative
AGENT
ICB014 Ed. 7-04			Page 2 of 2
© 2004 The St. Paul Travelers Companies, Inc. All Right Reserved

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.	RIDER EXECUTED	12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
490PB2344	08/12/09	07/29/09
* ISSUED TO
SENTINEL GROUP FUNDS, INC.

Amend Definition of Employee (Exclude EDP Coverage for Computer Software or Programs)

It is agreed that:

1. Sub-section 7 of Section l(a) in the Definition of Employee, is deleted and replaced by the following:

(7) "each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured (does not include the creating, preparing, modifying or maintaining the Insured's computer software or programs), but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under sub-section (9) hereof, and"

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By	copy
Authorized Representative
AGENT
ICB0l5 Ed . 7-04
© 2004 The st. Paul Travelers Companies, Inc. All Rights Reserved

ENDORSEMENT OR RIDER NO .
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.	RIDER EXECUTED		12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
490PB2344	08/12/09	07/29/09
* ISSUED TO
SENTINEL GROUP FUNDS, INC.

Definition of Investment Company

It is agreed that:

1. Section 1, Definitions, under General Agreements is amended to include the following paragraph:

(f) Investment Company means an investment company registered under the Investment Company Act of 1940 and as listed under the names of Insureds on the Declarations .

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By	Copy
Authorized Representative
AGENT
ICB0l6 Ed. 7-04
© 2004 The St. Paul Travelers Companies, Inc . All Rights Reserved

ENDORSEMENT OR RIDER NO .
THIS ENDORSEMENT CHANGES THE POLICY . PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
AITACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.	RIDER EXECUTED	12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
490PB2344	08/12/09	07/29/09
* ISSUED TO
SENTINEL GROUP FUNDS, INC.

Add Exclusions (n) & (0)

It is agreed that:

1. Section 2, Exclusions, under General Agreements, is amended to include the following sub-sections:

(n)	loss from the use of credit, debit, charge, access, convenience, identification, cash management or other cards, whether such cards were issued or purport to have been issued by the Insured or by anyone else, unless such loss is otherwise covered under Insuring Agreement A.

(0)	the underwriter shall not be liable under the attached bond for loss due to liability imposed upon the
Insured as a result of the unlawful disclosure of non-public material information by the Insured or any
Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized .

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated .

By	copy
Authorized Representative
AGENT
ICB026 Ed. 7-04
© 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
	ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
	PART OF BOND OR POLICY NO.	RIDER EXECUTED	12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
	490PB2344	08/12/09	07/29/09
* ISSUED TO
SENTINEL GROUP FUNDS, INC.

ERISA Rider

It is agreed that:

1.	"Employee" as used in the attached bond shall include any natural person who is a director or trustee of the
Insured while such director or trustee is engaged in handling funds or other property of any Employee Welfare or Pension Benefit Plan owned, controlled or operated by the Insured or any natural person who is a trustee, manager, officer of employee of any such Plan.

2.	If the Bond, in accordance with the agreements, limitations and conditions thereof, covers loss sustained by two or more Employee Welfare or Pension Benefit plans or sustained by any such Plan in addition to loss sustained by an Insured other than such Plan, it is the obligation of the Insured or the Plan Administrator(s) of such Plans under Regulations published by the Secretary of Labor Implementing Section 13 of the Welfare and Pension
Plans Disclosure Act of 1958 to obtain under one or more bonds issued by one or more Insurers an amount of coverage for each such Plan at least equal to that which would be required if such plans were bonded separately.

3.	In compliance with the foregoing, payment by the Company in accordance with the agreements, limitations and conditions of the bond shall be held by the Insured, or, if more than one, by the Insured first named, for the use and benefit of any Employee Welfare or Pension Benefit Plan sustaining loss so covered and to the extent that such payment is in excess of the amount of coverage required by such Regulations to be carried by said
Plan sustaining such loss, such excess shall be held for the use and benefit of any other such Plan also covered in the event that such other Plan discovers that it has sustained loss covered thereunder .

4.	If money or other property of two or more Employee Welfare or Pension Benefit Plans covered under the bond is commingled, recovery for loss of such money or other property through fraudulent or dishonest acts of
Employees shall be shared by such Plans on a pro rata basis in accordance with the amount for which each such Plan is required to carry bonding coverage in accordance with the applicable provisions of said
Regulations.

5.	The Deductible Amount of this bond applicable to loss sustained by a Plan through acts committed by an
Employee of the Plan shall be waived, but only up to an amount equal to the amount of coverage required to be carried by the Plan because of compliance with the provisions of the Employee Retirement Income Security
Act of 1974.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

	By		Copy
Authorized Representative
AGENT
ICB030 Ed . 7-04
© 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY . PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATIACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.	RIDER EXECUTED		12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
490PB2344	08/12/09	07/29/09
* ISSUED TO
SENTINEL GROUP FUNDS, INC.

Amend Section 4. - Loss-Notice-Proof - Legal Proceedings

It is agreed that:

1. The second sentence of Section 4. Loss-Notice-Proof-Legal Proceedings is deleted and replaced with:

"At the earliest practical moment, not to exceed 30 days after discovery of any loss hereunder by the
Senior Executive Officer or the Risk Management Specialist of the Insured, the first
Named Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter proof of loss with full particulars.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated .

		By	copy
Authorized Representative
AGENT
ICB032 Ed. 7-04
© 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATIACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.	RIDER EXECUTED		12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
490PB2344	08/12/09	07/29/09
* ISSUED TO
SENTINEL GROUP FUNDS, INC.

Amend Termination Provision - Designate persons for discovery of loss, and provide threshold for non-employment related acts

It is agreed that:

1. Sub-paragraph (a) of Section 13. of the Conditions and Limitations, Termination, is deleted in its entirety and the following is substituted in lieu thereof:

(a) as to any Employee as soon as a "VP or higher of the Investment Advisor"
who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including
Larceny or Embezzlement on the part of such Employee without prejudice to any loss of any Property then in transit in the custody of such Employee (see Section 16 (d)), or

2. It is further agreed that the termination provisions outlined in sub-paragraph (a) will not apply if the dishonest or fraudulent act was committed outside the course of their employment at the Insured, occurred more than three years prior to discovery and involved a sum of less than $10, 000 . It is further agreed that this bond will cover any Employee with a prior dishonesty record provided the Underwriter or a prior bond Underwriter has agreed to waive the termination provisions for a previously reported dishonest or fraudulent act.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

		By	copy
Authorized Representative
AGENT
ICB033 Ed. 7-04
© 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY . PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATIACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.	RIDER EXECUTED		12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
490PB2344	08/12/09	07/29/09
* ISSUED TO
SENTINEL GROUP FUNDS, INC.

Facsimile Signatures

It is agreed that:

1.	The attached bond is hereby amended by adding an additional Insuring Agreement I as follows:

(X) Loss resulting directly from the fact that an issuer of securities, transfer agent, bank, banker or trust company received from the Insured or the New York Stock Exchange specimen copies of the Insured's mechanically reproduced facsimile signature and acted in reliance upon any false, fraudulent or unauthorized reproduction of such facsimile signature, whether such facsimile signature is the facsimile signature duly adopted by the Insured or is one resembling or purporting to be such facsimile signature, regardless of by whom or by what means the same may have been imprinted, and whether or not such loss is sustained by reason of the Insured's having entered into an agreement to be legally liable when such facsimile signature or one resembling or purporting to be such facsimile signature is used, provided, however, that
(a)	such facsimile signature is used on a document
(1)	as the signature to an assignment or other instrument authorizing or effecting the transfer of shares of stock, or other registered securities, which may now or at any time hereafter be registered in the name of the insured on the books of the association, company or corporation is suing the same; or
(2)	as the signature to a power of substitution, designating a substitute or substitutes to make the actual transfer on the books of the issuer of shares of stock, or other registered securities, in respect of which the Insured may now or at any time hereafter be named as attorney to effect said transfer, whether said power of substitution is embodied in an endorsement on the certificate for said shares of stock or other registered security or in a separate instrument;
(b)	the New York Stock Exchange has not interposed any objections to the use by the Insured of such facsimile signature and such agreement, if any, was required by the said Exchange as a condition to its failing to interpose any such objection; and

(c)	this Insuring Agreement (I ) shall not apply to any Certificated Securities which are
Counterfeit.

2.	Sub-sections (a) and (e) of Section 2 of the attached bond shall not apply to Insuring Agreement (I ).

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

		By	Copy
Authorized Representative
AGENT
ICB034 Ed. 7-04
© 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
	ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
	PART OF BOND OR POLICY NO.	RIDER EXECUTED		12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
	490PB2344	08/12/09	07/29/09
* ISSUED TO
SENTINEL GROUP FUNDS, INC.

Amend Definition of Employee - Securities Servicer

It is agreed that:

1.	"Employee" as defined in the attached bond shall also be deemed to mean any person, firm or corporation, authorized by written agreement with the Insured to perform services (a) as custodian or bailee of Property as defined in the attached bond and (b) in the settlement of securities for or on behalf of the Insured and (c) in the performance of such other functions as may be required in connection with services performed in (a) and
(b) preceding, herein called Securities Servicer; excluding however, any such person, firm or corporation while performing services for the Insured as electronic data processor of checks or other accounting records of the
Insured.

2.	The coverage of the attached bond shall not apply to any person, who is a partner, officer or employee of any
Securities Servicer covered under such bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act in the service of the Insured or otherwise, whether such act be committed before or after the time the attached bond is effective.

3.	The total liability of the Underwriter under the attached bond on account of any Securities Servicer is limited to the sum of Fifteen Million Dollars ($15,000,000), it being understood, however, that such liability shall be part of, and not in addition to, the Limit of Liability stated in Item 3 of the
Declarations of the attached bond, or amendment thereto.

4.	The attached bond as amended by this rider does not afford coverage in favor of any Securities Servicer, as aforesaid, and upon payment to the Insured by the Underwriter on account of any loss through dishonest or fraudulent acts committed by any of the partners, officers or employees of such Securities Servicer, whether acting alone or in collusion with others, an assignment of such of the Insured's rights and causes of action as it may have against such Securities Servicer, by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

			By	Copy
Authorized Representative
AGENT
ICB035 Ed . 7-04
© 2004 The st. Paul Travelers Companies, Inc. All Rights Reserved

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY . PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.	RIDER EXECUTED		12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
490PB2344	08/12/09	07/29/09
* ISSUED TO
SENTINEL GROUP FUNDS, INC.

Best Efforts Notice of Cancellation - NASD and/or other Associations

It is agreed that:

1. The Underwriter will mark its records to indicate that the
National Association of Securities Dealers
,
is to be notified promptly concerning the cancellation or substantial modification of the attached Bond, whether at the request of the Insured or the Underwriter, and will use its best efforts to so notify said Association but failure to so notify said Association shall not impair or delay the effectiveness of any such cancellation or modification.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated .

		By	Copy
Authorized Representative
AGENT
ICB036 Ed . 7-04
© 2004 The St. Paul Travelers Companies, Inc . All Rights Reserved

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATI'ACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.	RIDER EXECUTED		12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
490PB2344	08/12/09	07/29/09
* ISSUED TO
SENTINEL GROUP FUNDS, INC.

Add Registered Representatives

The attached bond is amended by inserting as an additional sub-part in Section l(a), definition of Employee, the following:
(X) a person who is a registered representative or a registered principal associated with an insured except a:

(i) sole proprietor
(ii)	sole stockholder,
(iii)	director or a trustee of an Insured who is not performing acts coming within the scope of the usual duties of an officer or an employee, or
(iv) partner

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

		By	Copy
Authorized Representative
AGENT
ICB041 Ed . 7-04
© 2004 The St. Paul Travelers Companies, Inc . All Rights Reserved

ENDORSEMENT OR RIDER NO .
THIS ENDORSEMENT CHANGES THE POLICY . PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
	ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
	PART OF BOND OR POLICY NO .	RIDER EXECUTED	12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
	490PB2344	08/12/09	07/29/09
* ISSUED TO
SENTINEL GROUP FUNDS, INC.

Co-Surety Rider

It is agreed that:

1.	The term "Underwriter" as used in the attached Bond shall be construed to mean, unless otherwise specified in this Rider, all the Companies executing the attached Bond.

2.	Each of said Companies shall be liable only for such proportion of any Single Loss under the attached Bond as the amount underwritten by such Company as specified in the Schedule forming a part hereof, bears to the
Limit of Liability of the attached Bond, but in no event shall any of said Companies be liable for an amount greater than that underwritten by it.

3.	In the absence of a request from any of said Companies to pay premiums directly to it, premiums for the attached Bond may be paid to the Controlling Company for the account of all of said Companies.

4.	In the absence of a request from any of said Companies that notice of claim and proof of loss be given to or filed directly with it, the giving of such notice to and the filing of such proof with the Controlling Company shall be deemed to be in compliance with the conditions of the attached Bond for the giving of notice of loss and the filing of proof of loss, if given and filed in accordance with said conditions.

5.	The Controlling Company may give notice in accordance with the terms of the attached Bond, terminating or canceling the attached Bond as an entirety or as to any Employee, and any notice so given shall terminate or cancel the liability of all said Companies as an entirety or as to such Employee, as the case may be .

6.	Any Company other than the Controlling Company may give notice in accordance with the terms of the attached Bond, terminating or canceling the entire liability of such other Company under the attached Bond or as to any Employee.

7.	In the absence of a request from any of said Companies that notice of termination or cancellation by the
Insured of the attached Bond in its entirety be given to or filed directly with it, the giving of such notice in accordance with the terms of the attached Bond to the Controlling Company shall terminate or cancel the liability of all of said Companies as an entirety. The Insured may terminate or cancel the entire liability of any
Company, other than the Controlling Company under the attached Bond by giving notice of such termination or cancellation to such other Company, and shall send copy of such notice to the Controlling Company.

8.	In the event of the termination or cancellation of the attached Bond as an entirety, no Company shall be liable to the Insured for a greater proportion of any return premium due the Insured than the amount underwritten by such Company bears to the Limit of Liability of the attached Bond.

9.	In the event of the termination or cancellation of the attached Bond as to any Company, such Company alone shall be liable to the Insured for any return premium due the Insured on account of such termination or cancellation. The termination or cancellation of the attached Bond as to any Company other than the
Controlling Company shall not terminate, cancel or otherwise affect the liability of the other Companies under the attached Bond.

ICB042 Ed . 7-04		Page 1 of 2
© 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

UndexwriUen for the		Controlling Company
Sum of $7,500,000	part of	St. Paul Fire	& Marine Insurance Company
$15,000,000 single	loss	By:

UndexwriUen for the		Carriers Narne
Sum of $7,500,000	part of	National Union	Fire Insurance Company of	Pittsburgh,
$15,000,000 single	loss	PA.
By:

UndeIWriUen for the		Carriers Narne
Sum of $	part of

By:

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative
INSURED
ICB042 Ed. 7-04	Page 2 of 2
© 2004 The St. Paul Travelers Companies, Inc.	All Right Reserved

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.	RIDER EXECUTED	12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POIJCY
490PB2344	08/12/09	07/29/09
* ISSUED TO
SENTINEL GROUP FUNDS, INC.

Vermont Statutory Rider

It is agreed that:

1. The first paragraph of Section 13 "TERMINATION" under Conditions and Limitations is amended by adding the following:

A.	If the bond has been in effect for less than 60 days and is not a renewal bond, the Underwriter may cancel it by:
(i)	Giving to the Insured written notice of cancellation at least 60 days before the effective date of cancellation if the Underwriter cancels for nonpayment of premium;
or
(ii)	Mailing or delivering to the Insured written notice of cancellation at least 60 days before the effective date of cancellation if the Underwriter cancel for any other reason.

B.	If this bond has been in effect for 60 days or more, or if it is a renewal of a bond the Underwriter issued, the Underwriter may cancel it only for one or more of the following reasons:
(i)	Nonpayment of premium;
(ii)	Fraud or material misrepresentation affecting the bond or in the presentation of a claim under the bond;
(iii)	Violation of any provision of the bond; or
(iv)	Substantial increase in hazard, provided the Underwriter has secured approval for the cancellation form the Commissioner of Insurance.

C.	If the Underwriter cancels this bond the Underwriter will cancel by:

Giving to the Insured written notice of cancellation at least 60 days before the effective date of cancellation if the Underwriter cancels for nonpayment of premium; or

Mailing or delivering to the Insured written notice of cancellation at least 60 days before the effective date of cancellation if the Underwriter cancels for any other reason.

Notice of cancellation will state the reason for cancellation.

Notice of cancellation will be mailed by certified mail to the Insured's last known address. However, the
Underwriter may deliver any notice instead of mailing it.

ICB064 Ed. 7-04		Page 1 of 2
© 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

3.	A new section is added to the bond as follows:
Election Not to Issue a New Bond
If the Underwriter elects not to issue a new bond, it will mail by certified mail or deliver written notice to the
Insured at the last mailing address known to the Underwriter. The Underwriter will mail or deliver this notice
	at least 60 days before the:		.
	(a)	Expiration date of the bond; or
	(b)	Anniversary date of the bond if it has been written for a term of more than one year .
This provision does not apply:
	(a)	If the Underwriter has manifested its willingness to renew;
	(b)	In case of nonpayment of premium; or
	(c)	If the Insured does not pay any advance premium required by the Underwriter for renewal . If the
Underwriter fails to mail or deliver proper notice, this bond will end on the effective date of any other bond with respect to coverage designated in both bond.
4.	A new section is added to the bond as follows :
Election to Issue a New Bond
If the Underwriter elects to issue a new bond and it has the necessary information to do so, the Underwriter will confirm its intention to issue the new bond and the premium at which it will issued, in writing, at least 60 days prior to expiration .
If we do not comply with these provisions.
	(a)	The premium for the new coverage will be based on the rates in effect under the expiring or expired bond or at rates in effect on the expiration date which have been approved by the Commissioner, whichever are lower;
	(b)	The new bond will be provided on a pro-rata basis and will continue for 60 days after the Underwriter confirms renewal coverage and premium;
If you accept the renewal bond, paragraphs (a) and (b) do not apply.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

		By	Copy
Authorized Representative
AGENT
IBC064 Ed. 7-04		Page 2 of 2
© 2004 The St. Paul Travelers Companies, Inc. All Right Reserved

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date
ATIACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTfVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.	RIDER EXECUTED		12:01 A.M. LOCAL TIME AS
SPECIFIED IN THE BOND OR POLICY
490PB2344	08/12/09	07/29/09
* ISSUED TO
SENTINEL GROUP FUNDS, INC.

AMEND SECTION 4. - LOSS - NOTICE - PROOF - LEGAL PROCEEDINGS -
DESIGNATE PERSONS FOR DISCOVERY OF LOSS
MEL2555 Ed. 3-05 - For use with ICB005 Ed. 7-04
It is agreed that:

Section 4.	- Loss - Notice - Proof - Legal Proceedings of the attached bond is amended by deleting the second sub-
paragraph and replacing it with the following:

Discovery occurs when the
Senior Executive Officer or the Risk Management Specialist

of the Insured:

(a)	first becomes aware of facts, or
(b)	receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances,

which would cause a reasonable person to assume that a loss of a type covered under this bond has been or will be incurred regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not be then known .

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated .

		By	Copy
Authorized Representative
AGENT
© 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date
ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.	RIDER EXECUTED	12:01 A.M. LOCAL TIME AS
SPECIFIED IN THE BOND OR POLICY
490PB2344	08/12/09	07/29/09
* ISSUED TO
SENTINEL GROUP FUNDS, INC.

AMEND SECTION 13. TERMINATION
For use with ICB005 - Ed. 7/04
MEL3281 - Ed. 5/05

It is agreed that:

This Bond is amended by deleting from SECTION 13. TERMINATION, the term "60 days" under the first paragraph and substituting "90 days".

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By	Copy
Authorized Representative
AGENT
© 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Policy have the same inception date.
A'ITACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF POLICY NO.	RIDER EXECUTED		12:01 A.M. LOCAL TIME AS
SPECIFIED IN THE POLICY
490PB2344	08/12/09	07/29/09
* ISSUED TO
SENTINEL GROUP FUNDS, INC.

NON-ACCUMULATION ENDORSEMENT
For use with forms: ICB005 Ed. 7/04, FIIC100 Ed. 02/06 and SAA Form 25
MEL3983 Ed. 2/06

It is agreed that:

The liability of the Underwriter under this bond shall not be cumulative with amounts which may be recoverable under any one or more bonds written by 490PB2345 for National Life Holding Company, 490PB.
2343 for - Sentinel Financial Services Company & 490PB2343 Equity Services,Inc.
The liability of the Underwriter for any loss payable under this bond and any other bond shall not exceed in the aggregate the largest applicable single limit of liability under any such bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

		By	Copy
Authorized Representative
AGENT
© 2006 The Travelers Companies, Inc.		Page 1 of 1

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond policy have the same inception date.
	ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	" EFFECTIVE DATE OF ENDORSEMENT OR RIDER
	PART OF BOND OR POLICY NO.	RIDER EXECUTED
12:01 A.M. LOCAL TIME AS
	490PB2344	08/12/09	07/29/09	SPECIFIED IN THE BOND OR POLICY
* ISSUED TO
SENTINEL GROUP FUNDS, INC.

CONDITIONAL RENEWAL ENDORSEMENT
(For use with Financial Institution Bond-Standard Form
or Investment Company Blanket Bond - Travelers Form)
MEL5282 Ed. 07/07

In consideration of the premium charged, it is agreed that:

1.	If the Underwriter agrees to offer a renewal of this Bond, the renewal premium will not exceed 110 % of the premium for this Bond. The terms, conditions, limitations and endorsements applicable to such renewal shall be the same as those in effect immediately prior to such Expiration Date, except that there will be no requirement that this endorsement be attached to and form part of the renewal policy.

2.	This endorsement shall be of no effect, and any limitation on renewal terms will terminate automatically, if any one or more of the following occurs prior to the Expiration Date set forth in ITEM 2 of the Declarations:

	a.	notice shall have been given under this Bond of any Loss that exceeds or is reasonably likely to exceed
$7,500;

	b.	the most recent Consolidated Financial Statement available prior to expiration of this Bond show a
10% net decrease in surplus relative to the comparable figures disclosed with the application process for this Bond;

	c.	the employee count as stated in the renewal application or total assets shown in the most recent
Consolidated Financial Statement available prior to expiration of this Bond increase greater than 20%
relative to the comparable figures disclosed in the application process for this Bond, whether such increase is caused by organic growth or by consolidation, merger, or purchase of assets, or any combination thereof or,

	d.	this Policy shall have been canceled pursuant to its terms.

If any one or more of these events occurs, the rights and obligations of all parties to this Bond in connection with its renewal and/or non-renewal shall be determined in accordance with its other terms, conditions and limitations, as the same may be modified by any other endorsement added to this Policy relating to its renewal and/or non-renewal.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy, other than as above stated .

			By	copy
Authorized Representative
AGENT
©	2007 The Travelers Companies, Inc.

August 3, 2009

Sentinel Group Funds, Inc.
One National Life Drive
Montpelier, VT 05604

Re:	Policy No. 490PB2344 (ICBB)
07/29/2009 - 07/29/2010
=========================

Interpretive Letter No.1

To Whom It May Concern:

It is understood and agreed that the provisions of the captioned Bond concerning
Cancellation or Termination are respectively interpreted to include the following:

With respect to any written notice of cancellation or termination issued by the
Insured captioned above and addressed to the Underwriter, St. Paul Fire and
Marine Insurance Company, mailing of such notice to the Underwriter's Insurance
Broker, Marsh USA Inc. shall be considered equivalent to mailing it directly to said
Underwriter.

Very truly yours,

IMPORTANT NOTICE - INDEPENDENT AGENT AND BROKER
COMPENSATION

NO COVERAGE IS PROVIDED BY THIS NOTICE. THIS NOTICE DOES NOT AMEND ANY PROVISION OF
YOUR POLICY. YOU SHOULD REVIEW YOUR ENTIRE POLICY CAREFULLY FOR COMPLETE INFORMATION
ON THE COVERAGES PROVIDED AND TO DETERMINE YOUR RIGHTS AND DUTIES UNDER YOUR POLICY.
PLEASE CONTACT YOUR AGENT OR BROKER IF YOU HAVE ANY QUESTIONS ABOUT THIS NOTICE OR ITS
CONTENTS. IF THERE IS ANY CONFLICT BETWEEN YOUR POLICY AND THIS NOTICE, THE PROVISIONS
OF YOUR POLICY PREVAIL.

For information about how Travelers compensates independent agents and brokers, please visit www.travelers.com, call our toll-free telephone number, 1-866-904-8348, or you may request a written copy from Marketing at One Tower Square, 2GSA, Hartford, CT 06183.

ND044 Rev. 1-08	Page 1 of 1

HOW TO REPORT LOSSES, CLAIMS, OR POTENlTIAL CLAIMS TO TRAVELERS

Reporting new losses, claims, or potential claims promptly can be critical. It helps to resolve covered losses or claims as quickly as possible and often reduces the overall cost.
Prompt reporting:
•	better protects the interests of all parties;
•	helps Travelers to try to resolve losses or claims more quickly; and
•	often reduces the overall cost of a loss or claim - losses or claims reported more than five days after they happen cost on average 35% more than those reported earlier.

Report losses, claims, or potential claims to Travelers easily and quickly by fax, U S mail. or email.

FAX

Use this number to report a loss, claim, or potential claim by fax toll free.

1-888-460-6622

US MAIL

Use this address to report a loss, claim, or potential claim by US Mail.

Bond-FPS Claims Department
Travelers
Mail Code NB08F
385 Washington Street
Saint Paul, Minnesota 55102

EMAIL

Use this address to report a loss, claim, or potential claim by email.

Pro.E&O.Claim.Reporting@SPT.com

This is a general description of how to report a loss, claim, or potential claim under this policy or bond. This description does not replace or add to the terms of this policy or bond. The policy or bond alone determines the scope of coverage. Please read it carefully for complete information on coverage. Contact your agent or broker if you have any questions about coverage.

ND059 Ed. 11-06	-1-
© 2006	The St. Paul Travelers Companies, Inc. All Rights Reserved